# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: LibreMax Asset-Backed Income Fund, CIK 0002074612
CUSIP: US53163Q2030
Title of class of securities: Class I Common Shares, no par value per share
Address of issuer's principal executive offices: c/o U.S. Bank Global Fund Services, 615 East Michigan Street, Milwaukee, Wisconsin (WI), 53202
Date of event which requires filing of this statement: 04/30/2026
Filed by CIK 0001569709
Persons authorized to receive notices and communications: Jason Craig, 50 Beale Street, Suite 2300, San Francisco, California (CA), 94105, 415-967-7763

## Reporting persons
- ICONIQ Capital, LLC (CIK 0001569709): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 14,108,667.99; aggregate amount beneficially owned 14,108,667.99 (49.4% of the class)
- ICONIQ Capital Group, L.P. (CIK 0002011341): type of reporting person: parent holding company or control person (HC), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 14,108,667.99; aggregate amount beneficially owned 14,108,667.99 (49.4% of the class)
- ICONIQ Capital Group GP, LLC (CIK 0001889156): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 14,108,667.99; aggregate amount beneficially owned 14,108,667.99 (49.4% of the class)
- Divesh Makan (CIK 0001688143): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 14,108,667.99; aggregate amount beneficially owned 14,108,667.99 (49.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class I Common Shares, no par value per share
Name of issuer: LibreMax Asset-Backed Income Fund
Address of issuer's principal executive offices: c/o U.S. Bank Global Fund Services, 615 East Michigan Street, Milwaukee, Wisconsin (WI), 53202
Comment: Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by (i) ICONIQ Capital, LLC ("ICONIQ Capital"), (ii) ICONIQ Capital Group, L.P. ("ICONIQ Group"), (iii) ICONIQ Capital Group GP, LLC ("ICONIQ Group GP"), and (iv) Divesh Makan ("Mr. Makan", and together with ICONIQ Capital, ICONIQ Group, and ICONIQ Group GP, the "Reporting Persons"). ICONIQ Group is the sole member of ICONIQ Capital. ICONIQ Group GP is the general partner of ICONIQ Group. Mr. Makan is the sole member of ICONIQ Group GP. The Class I Common Shares, no par value per share ("Class I Common Shares") of LibreMax Asset-Backed Income Fund (the "Issuer") reported herein are held directly by LibreMax ABIF Partners, LP ("LibreMax ABIF"). Glide Path Solutions 2024 LP ("GPS 2024"), Glide Path Solutions 2025 LP ("GPS 2025"), and Glide Path Solutions 2026 LP ("GPS 2026", and together with GPS 2024 and GPS 2025, the "Funds") hold limited partnership interests in LibreMax ABIF ("Interests"), and as result of holding such Interests are entitled to certain voting and dispositive rights to Class I Common Shares of the Issuer held directly by LibreMax ABIF in the amounts detailed in Item 4 below. Pursuant to Investment Management Agreements among ICONIQ Capital, the Funds, and the general partners of the Funds, ICONIQ Capital has exclusive voting and investment power over securities held by the Funds, and as a result, ICONIQ Capital has the right to exercise the voting and dispositive rights to Class I Common Shares of the Issuer that the Funds otherwise would have as a result of holding the Interests. The Funds disclaim beneficial ownership of the securities of the Issuer reported herein by virtue of their inability to direct the voting or disposal of such securities as a result of their respective Investment Management Agreements with ICONIQ Capital.
Residence or business address: The principal business address of the Reporting Persons is: 50 Beale Street, Suite 2300, San Francisco, CA 94105.
Present principal occupation or employment: Each of the Reporting Persons is in the business of investing.
Criminal convictions in the last five years: None of the Reporting Persons have been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons have been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The citizenship with respect to a natural person or state of organization with respect to an entity, as applicable, of the Reporting Persons is as follows: (i) ICONIQ Capital is a Delaware limited liability company, (ii) ICONIQ Group is a Delaware limited partnership, (iii) ICONIQ Group GP is a Delaware limited liability company, and (iv) Mr. Makan is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information in Item 4 is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Agreement and Plan of Exchange

On April 30, 2026, pursuant to an Agreement and Plan of Exchange, the Issuer acquired substantially all of the assets of multiple affiliated private investment vehicles (the "Transferring Vehicles") in exchange (the "Exchange") for newly issued Class I Common Shares of the Issuer with an aggregate net asset value equal to the value of assets transferred (less liabilities assumed), based on valuations determined under the Issuer's procedures adopted pursuant to Rule 2a-5 of the Investment Company Act of 1940, as amended (the "Investment Company Act"), as of the agreed valuation time. Pursuant to the Agreement and Plan of Exchange, immediately prior to the Exchange, certain investors, including the Funds, contributed all of their direct interests in one of the Transferring Vehicles and the feeder funds for the Transferring Vehicles (the "Feeder Funds", and together with the Transferring Vehicles, the "Liquidating Entities"), as applicable, to LibreMax ABIF and in exchange received corresponding Interests in LibreMax ABIF. Immediately following the Exchange, such Class I Common Shares issued by the Issuer were promptly distributed in liquidating distributions pro rata to the partners of the Liquidating Entities, in exchange for the applicable partners' interests in the Liquidating Entities, and LibreMax ABIF became the ultimate holder of such Class I Common Shares.

Contribution and Distribution Agreement

On April 30, 2026, the Funds and ICONIQ Capital, on behalf of the Funds as investors in (i) LibreMax Structured Opportunities Partners I, LP, (ii) LibreMax Structured Opportunities Offshore Partners I, LP, (iii) LibreMax Structured Opportunities Partners II, LP, and (iv) LibreMax Structured Opportunities Offshore Partners II, LP, each of which is a Feeder Fund that invests in Transferring Vehicles party to the Agreement and Plan of Exchange, entered into a Contribution and Distribution Agreement (the "Contribution Agreement") with LibreMax ABIF, LibreMax GP, LLC, the general partner of LibreMax ABIF (the "GP"), and the other parties thereto, pursuant to which ICONIQ Capital agreed on behalf of the Funds to contribute, assign, transfer and deliver to LibreMax ABIF all of the Funds' respective right, title and interest in the Feeder Funds (the "Contributed Interests") in exchange for Interests in LibreMax ABIF based on the net asset value of, and corresponding to, the Contributed Interests as of 11:59 p.m. (New York City time) on April 30, 2026.

The foregoing description of the Contribution Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Contribution Agreement, which is filed as Exhibit 99.2 and is incorporated herein by reference.

Following the Exchange, the Interests in LibreMax ABIF held by the Funds represented an indirect economic interest in the following amounts of Class I Common Shares of the Issuer: (a) for GPS 2024, 3,328,368.85 Class I Common Shares; (b) for GPS 2025, 4,713,824.78 Class I Common Shares; and (c) for GPS 2026, 6,066,474.36 Class I Common Shares.

Voting and Dispositive Rights Under the First Amended and Restated Limited Partnership Agreement of LibreMax ABIF Partners, LP.

Under the First Amended and Restated Limited Partnership Agreement of LibreMax ABIF Partners, LP, dated April 30, 2026, (the "LPA"), although the limited partners of LibreMax ABIF, including the Funds, shall take no part in the conduct or control of LibreMax ABIF and shall have no right or authority to act for or bind LibreMax ABIF or otherwise deal with third parties on behalf of LibreMax ABIF, it is the intention of LibreMax ABIF to operate as a pass-through entity with respect to the Class I Common Shares of the Issuer held by LibreMax ABIF such that the economic and voting experience of such limited partners is substantially equivalent to the experience such limited partners would have had they invested directly in the Issuer. Pursuant to the LPA, each limited partner, including the Funds, may, as of the last day of each quarter, upon at least 30 days' prior notice to the GP, irrevocably withdraw up to the entire balance of such limited partner's capital account, provided that LibreMax ABIF will not offer voluntary withdrawals outside of the periodic repurchase offer process of the Issuer. Under the LPA, whenever the Issuer conducts a repurchase offer for its Class I Common Shares pursuant to Rule 23c-3 under the Investment Company Act, LibreMax ABIF shall give effect to such repurchase offer with respect to the Interests by offering the limited partners, including the Funds, by written notice the right to have their indirect holdings of Class I Common Shares repurchased on the same terms as offered by the Issuer and LibreMax ABIF shall generally pay withdrawal proceeds to the limited partners within the time period specified in the Issuer's repurchase offer, without interest, which shall generally be within 30 days after the applicable withdrawal date. If the Issuer's repurchase offer is oversubscribed or otherwise results in a reduction of the amount repurchased, LibreMax ABIF shall allocate the corresponding distributions among the electing limited partners on a pro rata basis, reflecting LibreMax ABIF's pro rata participation in the Issuer's repurchase offer.

The GP may suspend withdrawals by the limited partners under certain limited circumstances, and the GP may, in its sole discretion, modify or waive any or all of the withdrawal terms with respect to any limited partner without notice to or consent from other limited partners. Other than pursuant to the withdrawal rights specified above, the limited partners, including the Funds, may not transfer or sell all or any portion of their Interests without the prior written consent of the GP, which consent can be withheld in the GP's sole discretion, provided that such consent to any transfer or transfers of Interests to another limited partner shall not be withheld except under limited circumstances.

Pursuant to the LPA, whenever LibreMax ABIF, in its capacity as a holder of Class I Common Shares of the Issuer, is requested or required to vote on any matter relating to the Issuer, including but not limited to the election of trustees of the Issuer, the approval of any investment advisory agreement of the Issuer, or any other matter requiring a vote of the Issuer's shareholders, the GP shall pass through such voting rights to the limited partners on a look-through basis by promptly providing each limited partner, including the Funds, with written notice of any such vote, together with all proxy materials or other information provided to LibreMax ABIF by the Issuer. Each limited partner shall then be entitled to instruct the GP as to how to vote the portion of LibreMax ABIF's interest in the Issuer that is attributable to such limited partner's Interests, based on such limited partner's participation percentage in the Issuer, and the GP shall vote LibreMax ABIF's interest in the Issuer in accordance with the instructions received by the limited partners. With respect to any portion of LibreMax ABIF's interest in the Issuer for which the GP does not receive timely voting instructions from a limited partner, the GP shall vote such portion in the same proportion as the instructions received from limited partners who did provide timely instructions. Under the LPA, to the extent any limited partner has irrevocably transferred and assigned its voting rights to an independent trustee who has no affiliation with such limited partner, the GP shall vote the interests of such limited partner in accordance with the instructions of such trustee.

Lock-Up Letter

On April 30, 2026, the Funds and ICONIQ Capital entered into a letter agreement (the "Lock-Up Letter") with LibreMax Capital, LLC, the investment manager of the Issuer and LibreMax ABIF (the "Investment Manager"), pursuant to which ICONIQ Capital on behalf of the Funds agreed that for a period of six months following the date on which the Funds acquire the Interests in LibreMax ABIF, ICONIQ Capital will not exercise any withdrawal rights under the LPA on behalf of the Funds and shall not exercise any right on behalf of the Funds to have their indirect holdings of Class I Common Shares repurchased on the same terms as offered by the Fund in any repurchase offer.

The foregoing description of the Lock-Up Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Lock-Up Letter, which is filed as Exhibit 99.3 and is incorporated herein by reference.

Voting Trust Agreement

As of April 2, 2026, ICONIQ Capital, as the beneficial owner of the Interests of LibreMax ABIF held directly by the Funds, entered into an Amended and Restated Voting Trust Agreement (the "Voting Trust Agreement") with CSC Delaware Trust Company (the "Trustee") and Glass, Lewis & Co., LLC (the "Voting Consultant"). Pursuant to the Voting Trust Agreement, (i) ICONIQ Capital irrevocably transferred and assigned to the Trustee its right to instruct the GP on how to vote or consent in connection with all of its voting and consent rights and responsibilities as a beneficial owner of the Interests held directly by the Funds and any additional Interests of which ICONIQ Capital becomes the beneficial owner during the term of the Voting Trust Agreement (such Interests, when beneficially owned by ICONIQ Capital, the "Subject Interests") with respect to any matters that holders of Class I Common Shares of the Issuer are entitled to vote on that would cause the Class I Common Shares to constitute "voting securities" under the Investment Company Act, including but not limited to the election of trustees to the Board of Trustees of the Issuer (the "Voting Matters") and (ii) the Voting Consultant agreed to analyze the Voting Matters requiring the beneficial owner of the Subject Interests to instruct the GP on how to vote or consent and provide a recommendation to the Trustee of how to instruct the GP to vote or consent with respect to such Voting Matters. The Trustee is obligated to act in accordance with the voting or consent recommendation made by the Voting Consultant and will not provide a voting instruction to the GP on behalf of ICONIQ Capital if the Voting Consultant fails to provide a voting or consent recommendation to the Trustee on or prior to the deadline for submission of such vote or consent.

Pursuant to the Voting Trust Agreement, ICONIQ Capital retained the right to sell or otherwise transfer the Subject Interests at any time in its sole discretion, subject to the transfer restrictions contained in the LPA, any contractual restrictions and under applicable law. Upon the transfer by ICONIQ Capital of any Subject Interests to an unaffiliated third-party, such Subject Interests shall no longer be subject to the Voting Trust Agreement. The Voting Trust Agreement may be terminated (i) at the option of ICONIQ Capital with 10 business days prior written notice to the Trustee and Voting Consultant, upon July 1 or December 31 of any year, (ii) at the option of ICONIQ Capital, upon ICONIQ Capital beneficially owning less than 5% of the outstanding Class I Common Shares of the Issuer, (iii) in connection with certain transfers of the Subject Interests or (iv) upon 10 business days written notice delivered by ICONIQ Capital to the Trustee and Voting Consultant following the failure to agree to the renewal or extension of the term for the Trustee or Voting Consultant.

The foregoing description of the Voting Trust Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Trust Agreement, which is filed as Exhibit 99.4 and is incorporated herein by reference.

In addition, on April 30, 2026, the Funds and ICONIQ Capital on behalf of the Funds entered into a Strategic Relationship Agreement (the "Strategic Agreement") with the Investment Manager. Pursuant to the Strategic Agreement, and in consideration for the Funds' exchange of interests in the Feeder Funds for the Interests in LibreMax ABIF, the Investment Manager agreed to pay the Funds a share of the Investment Manager's net profits attributable to the Issuer (the "Profit Share"), subject to certain conditions, including maintaining compliance with the Lock-Up Letter disclosed above. The Investment Manager in the Strategic Agreement further agreed to offer ICONIQ Capital and its affiliates pro rata co-investment opportunities with the Issuer on terms no less favorable than those offered to other co-investors, subject to legal and regulatory constraints, and grants ICONIQ Capital certain notice, consent, and information rights with respect to the Investment Manager's ownership, governance, and transactions that could dilute or impair the Profit Share.

The Reporting Persons continuously assess the Issuer's business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, and any applicable transfer restrictions, the Reporting Persons and/or their affiliates may acquire additional securities of the Issuer or may determine to sell or redeem or otherwise dispose of all or some of the Interests that represent an indirect interest in the Issuer's securities. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Persons and/or their affiliates may deem material to their investment decision.

Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Class I Common Shares, conditions in the securities markets and general economic and industry conditions, and any contractual or legal restrictions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management of the Issuer and/or the Issuer's Board of Trustees (the "Board"), engaging in discussions with other shareholders of the Issuer and others about the Issuer and the Reporting Persons' investment, making proposals to the Issuer concerning changes to the capitalization, Board composition or operations of the Issuer or changing their intention with respect to any and all matters referred to in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information in Item 4 is incorporated herein by reference. Each of the Reporting Persons may be deemed to beneficially own 14,108,667.99 Class I Common Shares of the Issuer, which represents approximately 49.4% of the Class I Common Shares outstanding, based on 28,552,375.21 Class I Common Shares outstanding as of May 1, 2026, based on information received from the Issuer. The Class I Common Shares reported herein are directly held by LibreMax ABIF, and the Funds, as holders of Interests in LibreMax ABIF are entitled to certain voting and dispositive rights to Class I Common Shares of the Issuer held directly by LibreMax ABIF in the manner and in the amounts detailed in Item 4. As the investment manager of the Funds, ICONIQ Capital has exclusive voting and investment power over securities held by the Funds, and as a result, ICONIQ Capital has the right to exercise the voting and dispositive rights to Class I Common Shares of the Issuer that the Funds otherwise would have as a result of holding the Interests and therefore ICONIQ Capital is the beneficial owner of such Class I Common Shares. As the sole member of ICONIQ Capital, ICONIQ Group may be deemed the beneficial owner of the Class I Common Shares beneficially owned by ICONIQ Capital. As the general partner of ICONIQ Group, ICONIQ Group GP may be deemed the beneficial owner of the Class I Common Shares beneficially owned by ICONIQ Capital. As the sole member of ICONIQ Group GP, Mr. Makan may be deemed the beneficial owner of the Class I Common Shares beneficially owned by ICONIQ Capital.
Number of shares as to which each person has sole or shared power to vote or dispose: Items 7 through 10 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Each of the Reporting Persons may be deemed to have sole voting power over 0 Class I Common Shares and shared dispositive power over 14,108,667.99 Class I Common Shares. The information in Item 4 regarding the LPA and the voting power over the Class I Common Shares reported herein under the Voting Trust Agreement and the termination provisions of the Voting Trust Agreement are incorporated herein by reference.
Transactions in the class effected during the past sixty days: The information in Item 4 is incorporated herein by reference. Except as disclosed in this Schedule 13D, there have been no transactions by the Reporting Persons in the securities of the Issuer during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: The disclosure regarding the relationship between the Reporting Persons in Item 2(a) of this Schedule 13D is incorporated by reference herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information in Item 4 is incorporated here by reference.

The Contribution Agreement is filed as Exhibit 99.2 and is incorporated herein by reference.

The Lock-Up Letter is filed as Exhibit 99.3 and is incorporated herein by reference.

The Voting Trust Agreement is filed as Exhibit 99.4 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Person.

99.2 Contribution and Distribution Agreement, dated as of April 30, 2026, by and among ICONIQ Capital, LLC, Glide Path Solutions 2024 LP, Glide Path Solutions 2025 LP, Glide Path Solutions 2026 LP, LibreMax ABIF Partner, LP, LibreMax GP, LLC, and the additional parties thereto.

99.3 Lock-Up Letter, dated as of April 30, 2026, by and between ICONIQ Capital, LLC, Glide Path Solutions 2024 LP, Glide Path Solutions 2025 LP, Glide Path Solutions 2026 LP, and LibreMax Capital, LLC.

99.4 Amended and Restated Voting Trust Agreement, dated as of April 2, 2026, by and among CSC Delaware Trust Company, ICONIQ Capital, LLC, and Glass, Lewis & Co., LLC.

## Signatures
- ICONIQ Capital, LLC: /s/ Divesh Makan, Authorized Person of ICONIQ Capital Group GP, LLC, the General Partner of ICONIQ Capital Group, L.P., its sole member (05/04/2026)
- ICONIQ Capital Group, L.P.: /s/ Divesh Makan, Authorized Person of ICONIQ Capital Group GP, LLC, its General Partner (05/04/2026)
- ICONIQ Capital Group GP, LLC: /s/ Divesh Makan, Authorized Person (05/04/2026)
- Divesh Makan: /s/ Divesh Makan, Divesh Makan/Self (05/04/2026)